Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "EFIS PRODUCTS,

INC", FILED IN THIS OFFICE ON THE FOURTH DAY OF MARCH, A.D.

2019, AT 2:33 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

7307510 8100
SR# 20191731245

Authentication: 202371159
Date: 03-05-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:33 PM 03/04/2019
FILED 02:33 PM 03/04/2019
SR 20191731245 - File Number 7307510

CERTIFICATE OF INCORPORATION OF EFIS PRODUCTS, INC.

ARTICLE I

The name of the corporation is EFIS Products, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 2035 Sunset Lake Road, Suite B-2, in the city of Newark, zip code 19702 and county of New Castle. The name of its registered agent at such address is Rocket Lawyer Corporate Services LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10000000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's

stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation. The name and mailing address of the person who is to serve as the initial director of the Corporation until the first annual meeting of stockholders of the Corporation, or until their successor is elected and qualified, are:


Nikita Ryjih
392 Central Park W, apt 3S
New Yourk NY 10025
United States


ARTICLE IX

The name and mailing address of the incorporator are as follows:


Nikita Ryjih
392 Central Park W, apt 3S
New York NY 10025
United States


Executed on   3/4/2019

DocuSigned by:

C654C1926AF3492...

_____

Nikita Ryjih, Incorporator